VIA EDGAR Correspondence

November 19, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jan Woo, Legal Branch Chief

Dear Sirs/Mesdames:

Re:

FingerMotion, Inc. (the “Company”)

Registration Statement on Form S-3 filed November 14, 2025
File No. 333-291523

Acceleration Request for Registration Statement

FingerMotion, Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the “Commission”) that the registration statement be permitted to become effective at 4:15 p.m., Washington, D.C. time, on November 21, 2025, or as soon thereafter as is practicable. Please advise our counsel, Michael Shannon of McMillan LLP, at telephone direct: (604) 893-7638 or email: Michael.shannon@mcmillan.ca; of any questions you may have respecting this request.

Yours very truly,

FINGERMOTION, INC.

Per: /s/ Martin Shen______

Name: Martin Shen

Title: Chief Executive Officer

(Principal Executive Officer)